EXETER FUND, INC.
RESTATED SCHEDULE A
FEE SCHEDULE
DATED NOVEMBER 17, 2005

The following is a restatement to the existing Investment Advisory Agreement fee schedule between the Exeter Fund, Inc. (formerly known as the Manning & Napier Fund, Inc.) and Manning & Napier Advisors, Inc.:

SERIES	PERCENTAGE
Small Cap Series	1.00%
Technology Series	1.00%
Commodity Series	1.00%
High Yield Bond Series	1.00%
International Series	1.00%
Life Sciences Series	1.00%
Global Fixed Income Series	1.00%
Pro-Blend Moderate Term Series	1.00%
Pro-Blend Extended Term Series	1.00%
World Opportunities Series	1.00%
Tax Managed Series	1.00%
Pro-Blend Maximum Term Series	1.00%
New York Tax Exempt Series	0.50%
Ohio Tax Exempt Series	0.50%
Diversified Tax Exempt Series	0.50%
Pro-Blend Conservative Term Series	0.80%
Equity Series	1.00%
Overseas Series	0.70%
Financial Services Series	1.00%
Core Bond Series	0.60%
Core Plus Bond Series	0.70%